July 22, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (864) 442-1641

Ms. Jennifer M. Champagne
Chief Financial Officer
Cornerstone Bancorp
1670 East Main Street
Easley, SC   29640

Re:	Cornerstone Bancorp
	Form 10-KSB filed March 24, 2005
	Form 10-QSB filed May 12, 2005
	File No. 333-79543

Dear Ms. Champagne:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *


Form 10-KSB filed March 24, 2005

Business

Lending Activities, page 3

1. We note your disclosure in which you state that in most cases, you sell residential mortgage loans upon origination. Please revise your filing throughout (including balance sheet, cash flows, and footnotes) to separately identify mortgage loans held for sale. Please revise your financial statement footnotes to describe your accounting policies for mortgage loans held for sale. Refer to paragraphs 28 and 29 of SFAS 65.

2004 Annual Report

Management`s Discussion and Analysis of Financial condition and Results of Operations, page 2

Other Expenses, page 8

2. We note from your Consolidated Statements of Income on page 19 that during the year ended December 31, 2004, deposit charge-offs increased approximately $55,000 over the prior year and was the second largest component of your total increase in noninterest expense during 2004. Please revise your MD&A to describe what caused this increase and if this represents a trend that is likely to continue in future periods.

Maturity Distribution of Loans, page 10

3. We note that approximately $57 million of your $75 million loan portfolio is scheduled to mature in one year or less from December 31, 2004. Please tell us how you considered the guidance in Item III.B, including the related instructions in the preparation of your table. Please fully explain how you determined that the majority of your loans are properly classified in the one year or less table. For example, we are unclear whether these are demand loans, loans with rollover features or have other terms and conditions which lead you to this classification. Please also revise your presentation if your maturity classifications are not correct.






Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies and
Activities,
page 22

4. Please revise Note 1 to describe your accounting policies regarding loan and commitment fees for both loans held for investment and loans held for sale. Refer to paragraphs 20-25 of SFAS 65.
Your
revised footnotes should also specifically address how you comply with paragraphs 5 and 18-22 of SFAS 91.

5. Please revise Note 1 to clarify whether you retain the servicing rights on residential mortgage loans you sell to others. If so, please also revise to include the disclosures specified in paragraph
17e of SFAS 140.

6. Describe whether loans are sold with or without recourse. If sold with recourse, please describe the nature of the recourse provisions and tell us how you considered paragraphs 9-12 of SFAS 140 in determining these transactions should be recorded as loan sales instead of as secured borrowings.

Note 4 - Investment Securities, page 28

7. We note from the Consolidated Statements of Cash Flows on page
21
that you sold securities during 2004 for a net gain of $5,230. Please quantify for us the types of investment securities sold, amortized amount, fair value, and gain recognized for each type of security.

Form 10-Q filed May 12, 2005

Consolidated Financial Statements

Consolidated Statements of Shareholders` Equity and Comprehensive
Income, page 4

8. We note that during the first quarter of 2005, $57,327 of unrealized losses were recorded to accumulated other comprehensive income (loss). Please tell us and revise future filings to state whether you still have the ability and intent to hold securities with gross unrealized losses until such time as the value recovers or the securities mature. Please also confirm and revise future filings to disclose that you do not consider these losses to be other-than-temporary.


*    *    *    *    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.

							Sincerely,



	                         John P. Nolan
				Accounting Branch Chief

??

??

??

??

Ms. Jennifer M. Champagne
Cornerstone Bancorp
Page 4 of 4